Exhibit 21.1

Subsidiaries of Entropic Communications, Inc.:

NAME:	JURISDICTION OF INCORPORATION:
RF Magic, Inc.	Delaware
SAS RF Magic	France
RF Magic Ltd.	United Kingdom
Entropic Communications Israel Ltd.	Israel
Arabella Software, Inc.	Delaware
Entropic Communications (Hong Kong) Ltd.	Hong Kong
Entropic Communications (Shenzhen) Co., Limited	China